Exhibit 99.1

Qunar and Baidu Strengthen Strategic Alliance

Liang Zeng, Yuming He and Fang Wei Appointed to Expanded Board

Board Affirms Confidence in Management and Extends Employment Agreements

BEIJING, September 10, 2015 (GLOBE NEWSWIRE) — Qunar Cayman Islands Limited (NASDAQ: QUNR) (“Qunar” or the “Company”), China’s leading mobile and online travel platform, today announced it has expanded its Board of Directors from seven to nine seats, and has appointed Liang Zeng, Yuming He, and Fang Wei as Directors. Hesong Tang has stepped down from the Board. The Company also announced that the employment contracts of Chenchao (CC) Zhuang, Qunar’s Chief Executive Officer, and Yilu Zhao, its Chief Financial Officer, have been extended for four years, affirming the Board’s confidence in the management team in driving Qunar’s growth.

“We are very pleased to welcome Liang Zeng, Yuming He and Fang Wei to Qunar’s Board. Together,  they bring a wide array of experience in sales and marketing, investment strategy and finance and their addition further deepens the strategic relationship between Qunar and Baidu,” said Mr. Robin Yanhong Li, Chairman of Qunar’s Board of Directors. “Qunar’s impressive business performance is a testament to the management team’s robust execution capability, and these new board appointments further strengthen Qunar’s ability to achieve its goal of becoming China’s number one travel platform.”

“I would also like to thank Hesong Tang for his important contributions and years of service to Qunar,” continued Mr. Li.

“On behalf of the entire Qunar team, I look forward to working with our Board as we continue to innovate, grow our market share, and build value for all shareholders,” said Chenchao (CC) Zhuang, Chief Executive Officer and co-founder of Qunar. “Baidu is our largest shareholder, and its continued support and dedication to our long-term vision is a welcome pillar in our strategic platform. These new Board members reflect the importance of our strategic partnership, as well as our commitment to further developing and executing opportunities for enhanced collaboration in a range of O2O initiatives and other related areas, including travel and payment.”

As a result of new strategic collaboration initiatives between Qunar and Baidu, Qunar users will be able to access Baidu’s extensive online to offline (O2O) supply chain in restaurant booking and food delivery, while Baidu will gain broader access to Qunar’s travel products, expanding beyond hotels to park and attraction tickets, with more categories in the pipeline. Qunar is also an important Baidu Wallet merchant.

Liang Zeng serves as Baidu’s vice president and general manager of its Nuomi unit, an online to offline service platform focused on connecting consumers to merchants. Previously, Mr. Zeng served as vice president of key account sales and marketing solution consulting at Baidu. Prior to joining Baidu, Mr. Zeng held senior positions at Microsoft as vice president of the Greater China Region and general manager of public sector group. Mr. Zeng holds an MBA from the Georgia Institute of Technology and an MS in Engineering from Tsinghua University.

Yuming He joined Baidu in August 2015 as executive director of strategic investment. Mr. He has more than 15 years of professional experience in overseas listings, fund investments, mergers and acquisitions, and strategy and planning for listed companies and growth companies across numerous industry sectors. Prior to joining Baidu, he held senior positions at Juntong Capital Management (HK) Co. Limited and Morgan Stanley, as well as earlier positions at J.P. Morgan, Disney, Paladin Capital and Lazard. Mr. He holds an MBA from the University of Chicago.

Fang Wei joined Baidu in 2006 and has served as senior director of finance at Baidu since January 2012. Previously, Mr. Wei was Baidu’s director of finance and senior manager of information disclosure. Prior to joining Baidu, he was an audit manager at KPMG. Mr. Wei holds a BA from Capital University of Economics and Business and an EMBA from China Europe International Business School.

The Board appointments are consistent with the investment interest Baidu has held in Qunar since 2011. To ensure the Company’s continued operating independence, the Board’s Audit Committee, which is responsible for the review and approval of all related party transactions, is composed entirely of independent directors, and independent directors also comprise a majority of the Board’s Nominating and Compensation Committees.

Forward-looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, quotations from management, as well as Qunar’s strategic and operational plans, contain forward-looking statements. Qunar may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qunar’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the online travel markets in China; the Company’s expectations regarding demand for and market acceptance of its products and services; its expectations regarding relationships with users and travel service providers; the business cooperation agreement with Baidu; its plans to invest in the technology platform; competition in the industry; fluctuations in general economic and business conditions in China; and relevant government policies and regulations relating to the industry. Further information regarding these and other risks is included in the documents filed with the U.S. Securities and Exchange Commission. All information provided in this announcement is as of the date of the announcement, and Qunar undertakes no duty to update such information, except as required under applicable law.

About Qunar

Qunar is China’s leading mobile and online travel platform. With a commitment to building a travel ecosystem serving the entire travel industry value chain, Qunar is evolving the way people travel in a world increasingly enabled by technology. Qunar addresses the needs of Chinese travelers and travel service providers by efficiently matching industry supply and demand through its proprietary technologies. By providing technology infrastructure for travel service providers on mobile and online platforms, Qunar integrates and offers the most comprehensive selection of travel products and the most convenient means to complete desired transactions for Chinese travelers.

Qunar means “where to go” in Mandarin Chinese.

For more information, please visit http://ir.qunar.com.

For media inquiries, please contact:

press@qunar.com

For investor inquiries, please contact:

Xiaolu Zhu

Investor Relations

Qunar Cayman Islands Limited

Tel: +86-10-5764-6223

Email: ir@qunar.com